Tivic Health Systems, Inc.

47865 Lakeview Blvd.

Fremont, CA 94538

(888) 276-6888

August 8, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Tivic Health Systems, Inc.

Registration Statement on Form S-3

File No. 333-289436

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tivic Health Systems, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-289436), to become effective on Tuesday, August 12, 2025, at 5:15 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Caitlin M. Murphey, Esq. of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration. Please contact Ms. Murphey at (858) 910-4773 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours, Tivic Health Systems, Inc. By: /s/ Jennifer Ernst Name: Jennifer Ernst Title: Chief Executive Officer

cc: Caitlin M. Murphey, Snell & Wilmer L.L.P.